FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes   [  ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

     Stelmar Shipping, Ltd. (the "Company") is submitting this amendment to the Form 6-K to amend the Form 6-K submitted on October 4, 2004 in order to attach the press release issued by the Company on October 4, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  October 4, 2004               By: /s/ Olga Lambrianidou
                                      -----------------------
                                      Name: Olga Lambrianidou
                                      Title:   Corporate Secretary






02509.0004 #515802

                                                              Exhibit 99.1
For Immediate Release
Company Contacts:
Stamatis Molaris                   Leon Berman
Chief Financial Officer            Principal
Stelmar Shipping Ltd.              The IGB Group
011-30210-891-7260                 212-477-8438


                 STELMAR SHIPPING LTD. SETS SPECIAL MEETING DATE
                        FOR APPROVAL OF MERGER AGREEMENT



     ATHENS, Greece - October 4, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) announced today that it will hold a special meeting of its shareholders on Tuesday, November 16, 2004 for the purpose of approving and authorizing the merger agreement between the Company and affiliates of Fortress Investment Group LLC. Shareholders of record of the Company as of the close of business on Thursday, October 14, 2004, will be entitled to vote at the special meeting.


     The Company will mail notices of the special meeting and related proxy materials to its shareholders in mid-October, 2004, and will also furnish copies of the proxy materials to the Securities and Exchange Commission under cover of Form 6-K, which will be available on the Securities and Exchange Commission's website at www.sec.gov. In addition, copies of the proxy materials will also be posted on the Company's website, www.stelmar.com, and may also be obtained for free on request to the Company's office in Athens, Greece, Attention: Olga Lambrianidou, Company Secretary.


     INVESTORS  AND  SECURITY  HOLDERS ARE  ADVISED TO READ THE PROXY  STATEMENT
CAREFULLY  WHEN  IT  BECOMES  AVAILABLE,   BECAUSE  IT  WILL  CONTAIN  IMPORTANT
INFORMATION.



About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hulled. In addition, four of the leased vessels are double-hulled and the balance is double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

About Fortress Investment Group LLC

     Fortress Investment Group LLC is a global alternative investment and asset management firm founded in 1998 with approximately $10 billion in equity capital currently under management. With headquarters in New York, Fortress and its affiliates have offices in London, Rome, Frankfurt and Geneva.

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